

May 11, 2012

Via E-mail
William G. Forhan
Chief Executive Officer
Ballroom Dance Fitness, Inc.
1150 Hillsboro Mile
Suite 1004 2-102
Hillsboro Beach, FL 33062

> **Re:** **Ballroom Dance Fitness, Inc.**
> **Amendment No. 13 to Registration Statement on Form S-1**
> **Filed April 27, 2012**
> **File No. 333-167249**

Dear Mr. Forhan:

We have received your response to our comment letter to you dated February 6, 2012 and have the following additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose *[on your prospectus cover page OR in the beginning of your registration statement]* that you are an emerging growth company and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

     o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

     o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Summary, page 5

2. As you have updated your financial statements to December 31, 2011, please update your audit report reference as well. We will not object if you also wish to reference the report dated June 14, 2011 in your narrative. In addition, the accumulated deficit as of December 31, 2010 is misstated. Please revise accordingly.

Risk Factors, page 9

3. Please expand this section to also disclose the fact that your auditors have expressed substantial doubt about your ability to continue as a going concern in their report.

4. We note your response to our prior comment 2 and reissue as it appears that offering certification and annual recertification to instructors is a material part of your business plan. It appears that dance instructors are not required to receive certification as certifications are not regulated by any sanctioning body. As a result, your financial results may be impacted because receiving a dance certification from you is discretionary to the dancer. Please revise.

We will need to obtain additional financing, page 10

5. We note your response to our prior comment 4 that "[a]t your current state of nominal operations, [you] will need roughly $500,000 for the next 12 months" and that the monthly burn rate is based on, among other expenses, five staff members. However, it appears that you currently have two employees, your management team, and that "[your] business plan does not provide for the hiring of any additional employees until revenue will support the expense." Please revise or advise.

6. Please revise to reconcile your statement that you estimate that you will need $500,000 at your current state of operations for the next twelve months and an additional $500,000 to fully implement your business plan with your disclosure on the same page that you estimate that you will need $1,200,000 to fully implement your business plan and sustain such operations for the next twelve months.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 32

7. Refer to the last paragraph under this heading. The accumulated deficits do not agree to the balance sheet. Please revise. In addition, please compare operating results for the year ended 2011 with the operating results for the year ended 2010, rather than to the results of the cumulative period from inception.

Liquidity and Capital Resources, page 32

8. We note your disclosure herein and on page 33, where you mention that current liabilities consist partially of amounts due to shareholders. You state on page 33 that the company will repay these loans when sufficient capital has been received. However, the chart on page 20 showing how anticipated proceeds from the offering will be utilized does not appear to include an allocation for the repayment of these advances. Please explain how and when you expect to repay the amounts due to shareholders.

Certain Relationships and Related Transactions, page 34

9. Within the last paragraph of this section, on page 35, you state that the company's CEO has provided non-interest bearing demand loans to the company in the amount of $2,156. This amount is not consistent with the amount shown as due to shareholders on your balance sheet on page F-2. Please revise your disclosure for consistency or to provide an explanation of the discrepancy.

10. You describe the issuance of shares for cash consideration on February 26, 2009 and on March 15, 2010. Please explain how these two transactions have been reported in your statements of stockholders' equity and in cash flows.

Report of Independent Public Accounting Firm, page F-1

11. As previously stated in comment 9 of the staff letter dated February 6, 2012, the financial statements referenced within the audit report should exactly match the title on the financial statement itself. Please advise your auditors to revise the first paragraph of their report to properly identify the financial statements referenced.

12. The cumulative balances from inception should also be audited and referenced in the accountant's report. Please revise accordingly.

13. Refer to the accountant's report on page F-2. Please revise the report to omit the references to the balance sheet as of December 31, 2009 and to the related statements of operations, changes in stockholders' deficiency and cash flows for the period from

inception through December 31, 2009 because these financial statements are no longer included in the filing.

Note 3. Income Taxes, page F-11

14. The first paragraph of your note ends with "as follows:" but the computations to which you refer do not follow. They have been omitted. Please expand your footnote to include them.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. You may contact Sonia Bednarowski at (202) 551-3666 or, in her absence, to me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Diane Dalmy, Esq.